SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

November 2008

Commission File Number: 000-50825

GPC BIOTECH AG

(Exact name of registrant as specified in its Charter)

Fraunhoferstrasse 20

D-82152 Martinsried/Munich, Germany

Tel: 011 49 89 8565 2600

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

INDEX

Exhibit 99.1	Invitation and Agenda for 2008 Annual Shareholder Meeting of GPC Biotech AG

Convenience Translation*	EXHIBIT 99.1

GPC Biotech AG

Planegg/Martinsried

- German Securities Identification Number (WKN) 585 150 -

- ISIN DE0005851505 -

- CUSIP 38386P108 -

We hereby invite

our distinguished shareholders to the

Annual Shareholders Meeting of GPC Biotech AG*

on Wednesday, December 17, 2008, at 11:00 a.m. at the “Alte Kongresshalle”, Theresienhöhe 15 (Schwanthalerhöhe) 80339 Munich.

Agenda

Item 1

Presentation of the approved annual financial statements, with the management report for GPC Biotech AG and for the consolidated group for the 2007 fiscal year, together with the report of the Supervisory Board, and presentation of the approved consolidated financial statements

Item 2

Resolution regarding the discharge of the Management Board members from liability (Entlastung) for their actions during the 2007 fiscal year

The Supervisory Board and the Management Board propose that the members of the Management Board be discharged from liability for their actions during the 2007 fiscal year.

Item 3

Resolution regarding the discharge of the Supervisory Board members from liability for their actions during the 2007 fiscal year

The Supervisory Board and the Management Board propose that the members of the Supervisory Board be discharged from liability for their actions during the 2007 fiscal year.

*	The German language version of this invitation is the only legally binding version. The English translation is provided for convenience only.

Item 4

Resolution regarding the appointment of the statutory auditors for the 2008 fiscal year

The Supervisory Board proposes that the auditing firm of Ernst & Young AG, Wirtschaftsprüfungsgesellschaft, Arnulfstraße 126, 80636 Munich be appointed as statutory auditors for the 2008 fiscal year.

Item 5

Elections to Supervisory Board

5.1	Resolution regarding the election of Michael Lytton to the Supervisory Board

The term of office of Michael Lytton expires at the end of this Shareholders Meeting, and, as a result, a re-election is necessary.

The composition of the Supervisory Board is governed by Sections 95 and 96 Para. 1 last sub-clause of the German Stock Corporation Act (Aktiengesetz). The Shareholders Meeting is not bound by election proposals.

The Supervisory Board proposes that,

Michael Lytton,

Attorney at Law,

Boston, MA (USA)

be elected to the Supervisory Board, effective from the end of this Shareholders Meeting, until the end of the Annual Shareholders Meeting that resolves upon the discharge from liability for actions during the fiscal year ending on December 31, 2010.

Mr. Michael Lytton holds memberships on the supervisory boards or comparable bodies in Germany and abroad of the following companies:

•	Claros Diagnostics Inc., Woburn, Massachusetts, USA

•	Decision Biomarkers Inc., Waltham, Massachusetts, USA

•	Rib-X Pharmaceuticals Inc., New Haven, Connecticut, USA

•	Santhera Pharmaceuticals AG, Listal, Switzerland (Vorsitzender)

•	VaxInnate Corporation Inc., Cranbury, New Jersey, USA

•	Molecular Biometrics, Inc., Chester, New Jersey, USA

•	Radius Health, Inc., Cambridge, Massachusetts, USA

5.2	Resolution regarding the election of James Frates to the Supervisory Board

The term of office of James Frates expires at the end of this Shareholders Meeting, and, as a result, a re-election is necessary.

The composition of the Supervisory Board is governed by Sections 95 and 96 Para. 1 last sub-clause of the German Stock Corporation Act (Aktiengesetz). The Shareholders Meeting is not bound by election proposals.

The Supervisory Board proposes that,

James Frates,

Business Economist,

Cambridge, MA (USA)

be elected to the Supervisory Board, effective from the end of this Shareholders Meeting, until the end of the Annual Shareholders Meeting that resolves upon the discharge from liability for actions during the fiscal year ending on December 31, 2010.

Mr. James Frates holds no memberships on any supervisory boards or comparable bodies in Germany or abroad.

5.3	Resolution regarding the election of Peter Preuss to the Supervisory Board

The term of office of Peter Preuss expires at the end of this Shareholders Meeting, and, as a result, a re-election is necessary.

The composition of the Supervisory Board is governed by Sections 95 and 96 Para. 1 last sub-clause of the German Stock Corporation Act (Aktiengesetz). The Shareholders Meeting is not bound by election proposals.

The Supervisory Board proposes that,

Peter Preuss,

Mathematician,

San Diego, CA (USA)

be elected to the Supervisory Board, effective from the end of this Shareholders Meeting, until the end of the Annual Shareholders Meeting that resolves upon the discharge from liability for actions during the fiscal year ending on December 31, 2010.

Mr. Peter Preuss holds no memberships on any supervisory boards or comparable bodies in Germany or abroad.

Item 6

Resolution regarding the Amendment of Section 2, Para 1 of Articles of Association (Business Purpose of the Company)

Following the withdrawal of the marketing applications for the drug candidate satraplatin in the US and Europe, the business purpose must be amended.

The Management Board and the Supervisory Board therefore propose to amend Section 2, Para. 1 of the Articles of Association of the Company (business purpose) and to replace it with the following:

“The business purpose of the Company is the development and manufacture of pharmaceutical and biotechnology products, technologies, and processes, as well as the provision of services and the granting of licenses in connection therewith, and the acquisition, use and maintenance of intellectual property of all types.”

Total Number of Shares and Voting Rights at Time of Convocation of Shareholders Meeting

As of the convocation of the Shareholders Meeting, the share capital of the Company consists of € 36,836,853. This is divided into 36,836,853 bearer shares. Each share carries a voting right. The total number of voting rights therefore consists of 36,836,853 as of the convocation of the Shareholders Meeting.

Broadcast of the Shareholders Meeting

The speeches of the Chairman of the Supervisory Board as well as of the members of the Management Board will be recorded on the day of the Shareholders Meeting and may be heard after the Shareholders Meeting on the Internet on the Company’s website (www.gpc-biotech.com).

Participation in the Shareholders Meeting

Pursuant to Section 17 of the Company’s Articles of Association, those shareholders are entitled to participate in the Shareholders Meeting and cast votes who register by December 10, 2008 (midnight CET) at the latest at the following address

GPC Biotech AG

c/o Deutsche Bank AG

- General Meetings -

60272 Frankfurt am Main

E-Mail: WP.HV@Xchanging.com

FAX: 069/12012-86045

and who present proof created by the registrar bank of being a shareholder of the Company at the beginning of November 26, 2008 (midnight CET). The registration and the proof are required in text form (§ 126 b German Civil Code – Bürgerliches Gesetzbuch) in German or English.

The Company hereby notifies the shareholders that they may also arrange to have their votes exercised in the Shareholders Meeting through a proxy, for example, through a bank or a shareholders association. The power of attorney for the exercise of voting rights must be given in writing, insofar it is not granted to a bank, shareholders association or other person named in Section 135 Paras. 9 and 12 in connection with Section 125 Para.5 of the German Stock Corporation Act (Aktiengesetz).

The Company offers its shareholders as a special service the ability to authorize prior to the Shareholders Meeting voting proxies who are named by the Company and bound by instructions. The Management Board has appointed Ms. Barbara Müller as voting proxy for exercising the shareholders’ voting rights in accordance with their instructions.

If shareholders would like to have their voting rights exercised by the Company’s voting proxy, they are asked to have the admission card to be requested through their respective depository bank issued under their own name and to send the original admission card to Barbara Müller at GPC Biotech AG, Fraunhoferstr. 20, 82152 Martinsried, Germany. Furthermore, a power of attorney and voting instructions for the respective resolution proposals shall be sent to the voting proxy in writing (GPC Biotech AG, Fraunhoferstr. 20, 82152 Martinsried, Germany) or by fax (0049(0)89/85652663). A form for issuing the instructions may be requested from the Company in writing (GPC Biotech AG, Fraunhoferstr. 20, 82152 Martinsried, Germany), or by fax (0049(0)89/85652663), or downloaded from the Company’s website (www.gpc-biotech.com/en/investor_relations/shareholders_meeting/index.html). In order to be taken into account for the Shareholders Meeting, powers of attorney and voting instructions issued in writing or by telefax for shares meeting the record date requirements described above must be received by the Company at the above referenced address or telefax number by December 15, 2008, 4 pm CET, unless the powers of attorney are provided to the Company in the Shareholders Meeting prior to voting.

We would like to ask you to direct inquiries pertaining to the Shareholders Meeting and counter-motions with respect to a proposal of the Management Board and Supervisory Board relating to specific agenda items or election proposals pursuant to Sections 126 and 127 of the German Stock Corporation Act to the following address:

GPC Biotech AG

Investor Relations

Fraunhoferstr. 20

82152 Martinsried

Germany

Fax: + 49 (0)89 – 85652663

Counter-motions with respect to the proposals of the Management Board and Supervisory Board relating to specific Agenda Items or election proposals, which are received at the aforementioned address in a timely manner will be published after they are received under the URL, www.gpc-biotech.com. Motions that are addressed differently will not be considered. Any comments of the management pertaining to the counter-motions will also be published under the aforementioned URL.

We hereby point out the notification obligation pursuant to Sections 21 et seq. of the German Securities Trading Act and the legal consequence of the suspension of all rights arising from the shares in case of a breach of a notification obligation as stipulated under Section 28 of the German Securities Trading Act.

Free Availability of Shares

Shares are not blocked as a result of registration for the Shareholders Meeting; shareholders can therefore freely dispose of their shares after registration.

Extensive Information about the Company

Extensive information about GPC Biotech AG can be found on the website of the Company at www.gpc-biotech.com.

Materials for Shareholders

As of the convocation of the Shareholders Meeting, the following materials will be in the offices of the Company at 82152 Planegg, Fraunhoferstrasse 20, for viewing by shareholders:

- the approved annual financial statements, with the management report for GPC Biotech AG and for the consolidated group for the 2007 fiscal year, together with the report of the Supervisory Board

These materials are also available for download on the Internet under the URL www.gpc-biotech.com/en/investor_relations/shareholders_meeting/index.html. Upon request, a copy of the above-mentioned materials will also be sent to our shareholders at no cost.

The Shareholders Meeting will be held in German.

Martinsried, November 2008

GPC Biotech AG

The Management Board

Directions to the “Alte Kongresshalle”

Theresienhöhe 15 (Schwanthalerhöhe)

80339 Munich.

By Public Transport:

From the Munich Central Station: take underground line U4 (direction “Westendstrasse”) or U5 (direction “Laimer Platz”) to “Schwanthalerhöhe”. Take exit “Alter Messeplatz/Deutsches Museum Verkehrszentrum”. The “Alte Kongresshalle” is about one minute by foot.

The “Alte Kongresshalle” is opposite from the Theresienwiese, behind the Bavaria statue.

By Car:

From the Munich Ring Road (“Mittlerer Ring”) take the exit Landsberger Strasse in the direction of Center City/Theresienwiese. At the Theresienwiese parking is available.

Contact

Headquarters

GPC Biotech AG

Fraunhoferstr. 20

82152 Martinsried/Munich, Germany

Barbara Müller

Investor Relations & Corporate Communications

Phone: +49(0)89/8565-2693

Fax: +49(0)89/8565-2663

In the U.S.:

Laurie Doyle

Investor Relations & Corporate Communications

Phone: +1 609 524 1000 X5884

Fax: + 1 609 524 1085

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 14, 2008

GPC BIOTECH AG

By:	/s/ Bernd Seizinger
Name:	Bernd Seizinger, M.D., Ph.D.
Title:	CEO

By:	/s/ Torsten Hombeck
Name:	Torsten Hombeck, Ph.D.
Title:	Vice President and CFO